

June 27, 2013

Via E-mail
Ezra Shashoua
Chief Financial Officer
FriendFinder Networks Inc.
6800 Broken Sound Parkway, Suite 200
Boca Raton, FL 33487

      Re: **FriendFinder Networks Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed on April 1, 2013
                File No. 001-34622

Dear Mr. Shashoua:

We have reviewed your letter dated June 14, 2013 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 31, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Valuation of Goodwill, Identified Intangibles and Other Long-lived Assets, page 44

1.   With regards to your reconciliation of the sum of the fair value of your reporting units to your market capitalization, you indicate in your response to prior comment 1 that the multiple based on the total trading value of the equity and debt seemed unreasonably low based on the company's "analysis of several transactions." Please explain further which transactions you analyzed in making this determination and how it led you to use a 20%

control premium. In your response, indicate how the 20% control premium was determined to the extent other factors were considered aside from these transactions.

2.   You indicate in your response to prior comment 1 that the company did not assign any of its outstanding debt to its reporting units as the debt does not relate to the operations of its reporting units. However, you indicate on page 2 of your response that the debt was incurred primarily for the acquisition of Various, Inc. in 2007. Since this debt was incurred to purchase the social networking, live interactive video, and premium content reporting units, explain further how you determined that this liability does not relate to the operations of these reporting units. Additionally, please confirm if the assets of these reporting units collateralize the debt. Finally, if one or more of these reporting units were sold, please explain whether you believe it is likely that all or a portion of the debt would be transferred to a market participant.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief